

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 26, 2011

Fletcher J. McCusker, Chairman
The Providence Service Corporation
5524 East Fourth Street
Tucson, Arizona 85711

RE: **The Providence Service Corporation**
     Form 10-K for FYE December 31, 2009
     Filed March 12, 2010;
     DEF 14A for Annual Meeting on May 20, 2010
     Filed April 22, 2010
     File No. 1-34221

Dear Mr. McCusker:

We have reviewed your response letter filed December 10, 2010 and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Exhibits

1. We note your response to comment five in your letter dated December 10, 2010 that exhibit 10.6 and related exhibit 10.7 "were not material contracts and were inadvertently left on the exhibit index" and that you will remove those exhibits from the exhibit index in your Form 10-K for the fiscal year ended December 31, 2010. We note that $70 million in principal of the 6.5% Convertible Senior Subordinated Notes due 2014 was outstanding on December 31, 2009 and that the notes constitute approximately 38% of your outstanding long term obligations. It appears to us that the notes are a material obligation of the company that must be addressed in your Form 10-K and that exhibits 10.6 and 10.7 are material contracts that must be included as exhibits to your Form 10-K. As previously requested, please file these exhibits in their entirety as required by Item 601(b)(10) of Regulation S-K or advise us in detail why you believe that the contracts are

not material contracts required to be filed with your Form 10-K. We may have further comment.

Closing Comment

You may contact Brian McAllister, staff accountant at (202) 551-3341 or Ryan Milne, accounting reviewer at (202) 551-3688 if you have questions regarding the financial statements and related matters. Please contact Janice McGuirk, examiner at (202) 551-3395 or David Link, legal reviewer at (202) 551- 3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds,
Assistant Director